GigaCloud Technology Inc

Unit A, 12/F, Shun Ho Tower

24-30 Ice House Street

Central, Hong Kong

August 17, 2022

VIA EDGAR

Ms. Alyssa Wall

Ms. Jennifer López

Ms. Keira Nakada

Mr. Doug Jones

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GigaCloud Technology Inc (CIK 0001857816)
Registration Statement on Form F-1 (File No. 333-266058)
Registration Statement on Form 8-A (File No. 001-41454)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) of the General Rules and Regulations under the Securities Act of 1933, as amended, GigaCloud Technology Inc (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to and that the F-1 Registration Statement become effective at 4:30 p.m., Eastern Standard Time, on August 17, 2022, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the Class A ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Latham & Watkins LLP.

The Company understands that Aegis Capital Corp., the underwriter of the offering, has joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,
GIGACLOUD TECHNOLOGY INC

By:	/s/ Larry Lei Wu

Name:	Larry Lei Wu
Title:	Chairman of board of directors and chief executive officer

[Signature Page to Acceleration Request Letter]